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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Stewart Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    860370105
   --------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------- -----------------------------------------------------------------
           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               JC Clark Ltd.
-------------- -----------------------------------------------------------------
           2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                             (b) |_|

-------------- -----------------------------------------------------------------
           3.  SEC Use Only



-------------- -----------------------------------------------------------------
            4  Citizenship or Place of Organization


               Ontario, Canada
-------------- -----------------------------------------------------------------
                        5.  Sole Voting Power


                            5,108,959
               ------------ ----------------------------------------------------
                        6.  Shared Voting Power
Number of
Shares
Beneficially                106,770
Owned by       ------------ ----------------------------------------------------
Each                    7.  Sole Dispositive Power
Reporting
Person With
                            5,108,959
               ------------ ----------------------------------------------------
                        8.  Shared Dispositive Power


                            106,770
-------------- -----------------------------------------------------------------
           9.  Aggregate Amount Beneficially Owned by Each Reporting Person


               5,215,729
-------------- -----------------------------------------------------------------
          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|


-------------- -----------------------------------------------------------------
          11.  Percent of Class Represented by Amount in Row (9)


               4.96%
-------------- -----------------------------------------------------------------
          12.  Type of Reporting Person (See Instructions)


               CO
-------------- -----------------------------------------------------------------

-------------- -----------------------------------------------------------------
           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Caledon Commonwealth Ltd.
-------------- -----------------------------------------------------------------
           2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                             (b) |_|

-------------- -----------------------------------------------------------------
           3.  SEC Use Only



-------------- -----------------------------------------------------------------
            4  Citizenship or Place of Organization


               Ontario, Canada
-------------- -----------------------------------------------------------------
                        5.  Sole Voting Power


                            5,108,959
               ------------ ----------------------------------------------------
                        6.  Shared Voting Power
Number of
Shares
Beneficially                106,770
Owned by       ------------ ----------------------------------------------------
Each                    7.  Sole Dispositive Power
Reporting
Person With
                            5,108,959
               ------------ ----------------------------------------------------
                        8.  Shared Dispositive Power


                            106,770
-------------- -----------------------------------------------------------------
           9.  Aggregate Amount Beneficially Owned by Each Reporting Person


               5,215,729
-------------- -----------------------------------------------------------------
          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|


-------------- -----------------------------------------------------------------
          11.  Percent of Class Represented by Amount in Row (9)


               4.96%
-------------- -----------------------------------------------------------------
          12.  Type of Reporting Person (See Instructions)


               CO
-------------- -----------------------------------------------------------------

-------------- -----------------------------------------------------------------
           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


               John C. Clark
-------------- -----------------------------------------------------------------
           2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                             (b) |_|

-------------- -----------------------------------------------------------------
           3.  SEC Use Only



-------------- -----------------------------------------------------------------
            4  Citizenship or Place of Organization


               Ontario, Canada
-------------- -----------------------------------------------------------------
                        5.  Sole Voting Power


                            5,108,959
               ------------ ----------------------------------------------------
                        6.  Shared Voting Power
Number of
Shares
Beneficially                106,770
Owned by       ------------ ----------------------------------------------------
Each                    7.  Sole Dispositive Power
Reporting
Person With
                            5,108,959
               ------------ ----------------------------------------------------
                        8.  Shared Dispositive Power


                            106,770
-------------- -----------------------------------------------------------------
           9.  Aggregate Amount Beneficially Owned by Each Reporting Person


               5,215,729
-------------- -----------------------------------------------------------------
          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|


-------------- -----------------------------------------------------------------
          11.  Percent of Class Represented by Amount in Row (9)


               4.96%
-------------- -----------------------------------------------------------------
          12.  Type of Reporting Person (See Instructions)


               IN
-------------- -----------------------------------------------------------------

This Amendment No. 3 to Schedule 13G amends and restates:

o the Schedule 13G, as filed with the Securities and Exchange Commission (the "SEC") on June 26, 2003, as amended and restated by

o Amendment No. 1, as filed with the SEC on February 13, 2004, as amended and restated by

o   Amendment No. 2, as filed with the SEC on February 11, 2005.

Item 1.

         (a)   Name of Issuer:

               Stewart Enterprises, Inc. (the "Issuer").

         (b)   Address of Issuer's Principal Executive Offices:

               1333 South Clearview Parkway, Jefferson, LA 70121.

Item 2.

         (a)   Name of Person Filing:

               JC Clark Ltd., Caledon Commonwealth Ltd. and John C. Clark (the "Reporting Persons").

         (b)   Address of Principal Business, or if none, Residence:

               130 Adelaide Street West, Suite 3400, Toronto, Ontario, M5H 3P5.

         (c)   Citizenship:

               Ontario, Canada

         (d)   Title of Class of Securities:

               Class A Common Stock

         (e)   CUSIP Number: 860370105


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


         Not applicable.


Item 4.  Ownership:

         (a)   Amount beneficially owned (as of February 10, 2005):

               5,215,729

         (b)   Percent of class:

               4.96%.


         (c)   Number of shares as to which the person has:

               (i)      Sole power to vote or to direct the vote:                  5,108,959.

               (ii)     Shared power to vote or to direct the vote:                    106,770.


                                      -5-


               (iii)    Sole power to dispose or to direct the disposition of:               5,108,959.

               (iv)     Shared power to dispose or to direct the disposition of:                 106,770.


         The aggregate percentage of shares of Class A Common Stock of the Issuer reported beneficially owned by the Reporting Persons is based upon the 105,114,486 shares of Class A Common Stock issued and outstanding as of September 30, 2005 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Securities and Exchange Commission on October 24, 2005.

         Beneficial ownership of Caledon Commonwealth Ltd. and John C. Clark is indirect through JC Clark Ltd.

Item 5.  Ownership of 5% or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         JC  Clark  Ltd.,   which  is  engaged  in  the  business  of  providing
         discretionary investment management services, is deemed to be a beneficial owner (and Caledon Commonwealth Ltd. and John C. Clark are deemed to be indirect beneficial owners) of the Class A Common Stock reported in this Statement for purposes of Rule 13d-3 under the Act since it has the power to vote and/or the power to dispose of the Class A Common Stock held in accounts on behalf of multiple clients serviced by the firm. The clients have beneficial interests in the Class A Common Stock reported in this Statement under which they have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock. No individual client has interests in the Class A Common Stock that exceed more than five percent of the outstanding Class A Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
         Person:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

Item 10. Certification:

         By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 9, 2006



                                          JC CLARK LTD.


                                          By:/s/ John C. Clark
                                             -----------------------------------
                                              Name:    John C. Clark
                                              Title:   Chief Executive Officer



                                          JOHN C. CLARK


                                             /s/ John C. Clark
                                          --------------------------------------



                                          CALEDON COMMONWEALTH LTD.



                                          By:         /s/ John C. Clark
                                             -----------------------------------
                                              Name:    John C. Clark
                                              Title:   President


                                      -7-